 Danske Bank

[redacted]

Company announcement

08005965

Group Communications
Holmens Kanal 2-12
DK-1092 København K
Tel. +45 45 14 56 94

October 31, 2008

Company announcement No. 27/2008

Application of IAS 39 reclassification option

On October 15, 2008, the EU adopted the IAS 39 amendments issued by the IASB that allow reclassification of trading portfolio bonds and other assets in rare circumstances. As result of significant distortion of the pricing of a number of bonds, the Danske Bank Group has decided to apply the reclassification option with effect from October 1, 2008.

Consequently, the Danske Bank Group has reclassified around 30% of the bonds in its trading portfolio. On September 30, 2008, the total portfolio amounted to DKr446bn. With effect from October 1, 2008, unrealised value adjustments of the reclassified bonds are recognised directly in shareholders' equity.

Danske Bank

Contacts:
Tonny Thierry Andersen, Chief Financial Officer,
phone +45 45 14 07 07, mobile +45 22 65 65 97

Martin Gottlob, Head of Investor Relations,
phone +45 45 14 07 92, mobile +45 25 27 25 41

This is a translation of a company announcement in the Danish language. In case of discrepancies, the Danish version prevails.

END